SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to inform that the shareholder, ANSES, has notified the decision of exercising his cumulative voting for the appointment of the trustee for 2012.

Buenos Aires, March 21, 2012

Messrs.

COMISIÓN NACIONAL DE VALORES

(National Securities Commission)

Dear Sirs:

REF: Regular and Special Shareholder´s Meeting –

MARCH 26, 2012

This letter is to inform you that the Shareholder, ANSES, has notified the decision of exercising his cumulative voting for the appointment of the trustee for the fiscal year that ends on December 31, 2012. It is important to mention, that this appointment will be considered in the eighth point of the Agenda of the Regular and Special Shareholder´s meeting to be held on March 26, 2012.

Sincerily,

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 22, 2012	By:	/s/ Ignacio Sanz Arcelus
Name: Ignacio Sanz Arcelus
Title: Chief Financial Officer